KW 3/13/14

14046973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBV Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10555 Main Street, Suite 200
(No. and Street)

Fairfax (City) VA (State) 22030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert N. Rubin 703-242-5300
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thompson Greenspon
(Name – *if individual, state last, first, middle name*)

4035 Ridge Top Road, Suite 700, Fairfax VA 22030
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/14/14

OATH OR AFFIRMATION

I, Robert N. Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBV Capital Advisors, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KEVIN PATRICK MULLINS
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #344337
My Commission Expires Jan. 31, 2016

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBV CAPITAL ADVISORS, INC.

FINANCIAL REPORT
YEAR ENDED DECEMBER 31, 2013

CONTENTS

THOMPSON GREENSPON
CPAs & Advisors | Partnering for Success

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
FBV Capital Advisors, Inc.
Fairfax, Virginia

Report on Financial Statements

We have audited the accompanying statement of financial condition of FBV Capital Advisors, Inc. as of December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBV Capital Advisors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

4035 Ridge Top Road, #700, Fairfax, VA 22030 | T: 703.385.8888 | F: 703.385.3940 tgccpa.com

Other Matter

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The supplementary Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Computation of Net Capital) is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The Computation of Net Capital has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the Computation of Net Capital is fairly stated in all material respects in relation to the financial statements as a whole.

Thompson Greenspon

Fairfax, Virginia
February 24, 2014

FBV CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Current Assets	
Cash	$ 47,573
Total Current Assets	47,573
Other Assets	
Goodwill	60,000
Other assets	100
Total Other Assets	60,100
Total Assets	$ 107,673
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accrued liabilities	$ 9,300
Total Current Liabilities	9,300
Stockholder's Equity	
Contributed Capital	
Common stock, $1 par value, 5,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in-capital	349,900
	350,000
Retained Deficit	(251,627)
Total Stockholder's Equity	98,373
Total Liabilities and Stockholder's Equity	$ 107,673

The Notes to Financial Statements are an integral part of this statement.

FBV CAPITAL ADVISORS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

Revenue	
Advisory fees	$ 35,000
Expenses	
Compensation and benefits	173,453
Management and professional fees	15,255
Administrative expenses	2,070
Dues and membership fees	7,210
Legal and accounting fees	12,618
Total Expenses	210,606
Loss before Income Taxes	(175,606)
Income Tax Expense (Benefit)	-
Net Loss	$ (175,606)

The Notes to Financial Statements are an integral part of this statement.

FBV CAPITAL ADVISORS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance, December 31, 2012	100	$ 100	$ 99,900	$ (76,021)	$ 23,979
Net loss	-	-	-	(175,606)	(175,606)
Contributed capital	-	-	250,000	-	250,000
Balance, December 31, 2013	100	$ 100	$ 349,900	$ (251,627)	$ 98,373

The Notes to Financial Statements are an integral part of this statement.

FBV CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities	
Net loss	$ (175,606)
Adjustments to reconcile net loss to net cash used by operating activities	
(Increase) Decrease in	
Prepaid expenses	25,000
Other assets	(100)
Increase (Decrease) in	
Accrued liabilities	9,300
Net Cash Used by Operating Activities	(141,406)
Cash Flows from Investing Activities	
Acquisition of Valcour Securities, LLC - cash received	5,000
Purchase of membership interest of Valcour Securities, LLC	(65,000)
Net Cash Used by Investing Activities	(60,000)
Cash Flows from Financing Activities	
Due to parent	(15,000)
Capital contributions	250,000
Net Cash Provided by Financing Activities	235,000
Net Increase in Cash	33,594
Cash, beginning of year	13,979
Cash, end of year	$ 47,573

Schedule of Non-Cash Investing and Financing Activities:

On November 13, 2013, the Corporation completed the merger of Valcour Securities, LLC (Note 5) for $65,000. The transactions had the following effect on the statement of financial condition.

Cash paid	$ 65,000
Cash received	$ 5,000
Goodwill	60,000
	$ 65,000

The Notes to Financial Statements are an integral part of this statement.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Purpose

FBV Capital Advisors, Inc., a Virginia stock corporation (the Corporation), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the Financial Industry Regulatory Authority (FINRA). The Corporation does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of the rule.

The Corporation engages in investment banking services, which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assisting with mergers and acquisitions. The Corporation operates from facilities located in Fairfax, Virginia provided by its parent company, The Freedom Bank of Virginia. Services are provided in the United States of America.

FBV Capital Advisors, Inc. is a wholly owned subsidiary of The Freedom Bank of Virginia (Parent) and was established April 16, 2012.

Valcour Securities, LLC (Valcour Securities) was merged into FBV Capital Advisors, Inc., effective November 13, 2013. The Corporation is awaiting the approval by FINRA of the Rule 1017 application at time of issuance of this report.

Goodwill

Goodwill is initially recorded as the excess of the purchase consideration over the fair value of net assets acquired and is not amortized but is evaluated for impairment annually or whenever circumstances indicate it may not be recoverable. Impairment is indicated when the carrying amount of a reporting unit exceeds its estimated fair value.

Revenue Recognition

The Corporation uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable, and collectability is reasonably assured.

Advisory fees represent fees arising from financings for which the Corporation acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed. All contracts entered into for services are non-refundable.

Income Taxes

The Corporation is included in the consolidated Federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis. The Corporation files its own state tax return in the Commonwealth of Virginia. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At December 31, 2013, a valuation allowance for the full amount of the gross deferred tax asset was recorded because of the uncertainties of the amount of taxable income that will be generated in future years. Currently, the 2012 tax return is open and subject to examination. The Corporation is not currently under audit by any income tax jurisdictions.

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Income Taxes (continued)

As of December 31, 2013, the Corporation has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and no interest and penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

Financial Statement Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

Cash Flow Statement

For the purposes of the statement of cash flows, the Corporation has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

The Corporation maintains its cash balances in one financial institution located in Fairfax, Virginia. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

The Corporation did not pay any interest or income taxes in 2013.

Subsequent Events

The date to which events occurring after December 31, 2013, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 24, 2014, which is the date on which the financial statements were available to be issued.

2. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Act and member of FINRA, the Corporation is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 of the Act. The Corporation is required to maintain minimum net capital, as defined, of 6 2/3 percent of aggregate indebtedness or $5,000, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2013 the Corporation had net capital of $38,273, which exceeded minimum net capital requirements by $33,273.

3. **INCOME TAXES**

The significant component of deferred tax assets is as follows at December 31, 2013:

Deferred Source	
Net operating loss carryforward	$ 86,000
Valuation allowance	(86,000)
Net deferred tax assets	$ -

3. **INCOME TAXES** (continued)

The Corporation has net operating losses carried forward of approximately $252,000 at December 31, 2013, which start to expire in 2032.

The provision for income taxes consists of the following at December 31, 2013:

Current tax expense	$ -
Deferred tax expense	26,000
Change in valuation allowance	(26,000)
	$ -

The following is a reconciliation of the Federal statutory income tax rate to the effective tax rate as a percent of pre-tax income for the year ended December 31, 2013:

Federal statutory rate	34%
Permanent differences	-
Change in valuation allowance	(34)
Effective tax rate	0%

4. **CONCENTRATIONS**

For the year ended December 31, 2013, two customers accounted for 100 percent of advisory fee revenue.

5. **BUSINESS COMBINATIONS**

In 2013, the Corporation entered into a membership interest purchase agreement with Valcour Capital Holdings, LLC and Valcour Securities to purchase 100 percent of the membership interests in Valcour Securities. Valcour Securities was a wholly owned subsidiary of Valcour Capital Holdings, LLC. The Corporation purchased the membership interests in Valcour Securities for $65,000 which included their broker-dealer license. On November 13, 2013, the Corporation and Valcour Securities completed a merger of the entities where the Corporation is the surviving entity. The Corporation is awaiting the approval by FINRA of the Rule 1017 application at time of issuance of this report.

SUPPLEMENTARY INFORMATION

FBV CAPITAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net Capital		
Stockholder's equity	$	98,373
Deductions for Non-allowable Assets		
Other assets		60,100
Net Capital		38,273
Minimum Net Capital Requirement - the greater of 6 2/3 percent of aggregate indebtedness of $9,300 or minimum net capital requirement of $5,000		5,000
Excess Net Capital	$	33,273
Ratio of Aggregate Indebtedness to Net Capital		24.30%
Schedule of Aggregate Indebtedness		
Accrued liabilities	$	9,300
Reconciliation with the Corporation's Computation (included in Part IIA of Form X-17 A-5 as of December 31, 2013)		
Net capital, as reported in the Corporation's Part IIA (unaudited) Focus report - amended	$	38,273
Net Capital per Above	$	38,273

FBV CAPITAL ADVISORS, INC.

STATEMENT REGARDING RULE 15c3-3
YEAR ENDED DECEMBER 31, 2013

The Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)

To the Board of Directors
FBV Capital Advisors, Inc.
Fairfax, Virginia

In planning and performing our audit of the financial statements of FBV Capital Advisors, Inc. (the Corporation) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thompson Greenspon

Fairfax, Virginia
February 24, 2014